Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund December 2013 Update
January 17, 2014

Supplement dated January 17, 2014 to Prospectus dated April 30, 2013
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.9%	-3.8%	$21.4M	$1,169.66
B	0.8%	-4.4%	$218.2M	$979.42
Legacy 1	1.1%	-1.8%	$3.7M	$860.76
Legacy 2	1.0%	-1.9%	$5.2M	$847.76
Global 1	1.2%	-1.2%	$9.4M	$835.24
Global 2	1.1%	-1.4%	$16.4M	$823.45
Global 3	1.0%	-3.1%	$173.1M	$756.03
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar fell against counterparts after the Reserve Bank of Australia announced its preference to stimulate the economy by devaluing the currency, rather than by further reducing interest rates.  The Japanese yen continued to fall as a consequence of the Japanese central bank’s continued monetary expansion.

Energy:  Crude oil prices gained more than 6%, driven by an increase in overall demand and an unexpected decline in the inventory of U.S. supplies.  A fall in the number of applications for unemployment benefits in the U.S. was seen as a sign of increased economic strength and was also a factor in the rally.  Natural gas prices rose to their highest levels in over two years due to increased demand driven by lower temperatures across the U.S.

Equities:  The Nikkei 225 gained more than 3% as the continued falling value of the yen created positive effects on the country’s export industries. The Dow Jones Industrial Average advanced more than 2% as investors reacted to the Federal Reserve’s decision to taper its bond buying program as a sign of improving economic conditions in the U.S.

Fixed Income:  U.S. Treasury prices fell substantially as investors reduced their bond holdings ahead of the Federal Reserve’s announcement to begin tapering its bond buying program.  Prices for British Gilts decreased by 3% as investors left the fixed-income markets for the equities sector based on an improved economic outlook for the U.S. and Great Britain.

Grains/Foods:  Cotton prices advanced by more than 8% as demand from Indian mills rose because of improved export conditions.  Wheat prices lost more than 7% after reports confirmed the recent harvest was the largest global harvest ever recorded.

Metals:  Gold prices fell due to the Federal Reserve’s decision to taper its bond buying program, which decreased demand for safe haven assets.  Copper prices extended gains following a better-than-expected report about the U.S. labor market which improved the overall outlook for the economy.

Additional Information:  On November 18, 2013, we filed a supplement to the Fund’s Prospectus that includes information about a number of changes that have been made in the operation of the Fund and provides an updated conflict of interest to announce a minority investment by the Fund’s general partner, Dearborn Capital Management, LLC in EMC Capital Advisors, LLC. EMC is one of the CTA’s who trades on the Fund’s behalf.

To obtain a copy of supplement and the Fund’s December monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$10,623,216	-$3,286,886
Change In Unrealized Income (Loss)	-2,933,460	21,767,769
Brokerage Commission	-181,752	-2,579,850
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-412,631	-5,750,544
Change in Accrued Commission	8,596	-3,959
Net Trading Income (Loss)	7,103,969	10,123,922

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$56,128	$749,162
Interest, Other	60,120	576,138
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	7,220,217	11,449,222

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	533,345	1,511,083
Operating Expenses	97,632	1,392,827
Organization and Offering Expenses	113,427	1,614,953
Brokerage Expenses	2,185,979	31,293,188
Dividend Expenses	0	0
Total Expenses	2,930,383	35,812,051

Net Income (Loss)	$4,289,834	-$24,362,829

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$460,599,291	$636,740,049
Additions	399,000	27,782,076
Net Income (Loss)	4,289,834	-24,362,829
Redemptions	-17,916,116	-192,787,287
Balance at December 31, 2013	$447,372,009	$447,372,009

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,169.659	18,256.45229	$21,353,819	0.89%	-3.84%
B	$979.420	222,772.45494	$218,187,750	0.84%	-4.44%
Legacy 1	$860.764	4,338.22882	$3,734,192	1.06%	-1.75%
Legacy 2	$847.762	6,130.95613	$5,197,590	1.04%	-1.95%
Global 1	$835.244	11,311.64911	$9,447,981	1.16%	-1.22%
Global 2	$823.452	19,877.90685	$16,368,509	1.14%	-1.44%
Global 3	$756.033	228,934.56178	$173,082,168	1.01%	-3.06%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership